

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2020

Edmond R. Coletta
Senior Vice President and Chief Financial Officer
Casella Waste Systems, Inc.
25 Greens Hill Lane
Rutland, VT 05701

> **Re: Casella Waste Systems, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2019**
> **Filed February 21, 2020**
> **File No. 0-23211**

Dear Mr. Coletta:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Energy & Transportation

cc: David Schmitt